October 15, 2019

Haiping Hu
Chief Executive Officer
Global Internet of People, Inc.
Room 208 Building 1, No. 28 Houtun Road
Haidian District, Beijing
People's Republic of China

       Re: Global Internet of People, Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed October 2, 2019
           File No. 333-233745

Dear Mr. Hu:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2019 letter.

Amendment No. 1 to Form F-1 filed October 2, 2019

Prospectus Summary
The Offering, page 5

1. We note your disclosure here that "net proceeds of this offering in the amount of $500,000 shall be used to fund an escrow account for a period of 24 months following the closing date of this offering, which account shall be used in the event we have to indemnify the underwriters pursuant to the terms of an underwriting agreement with the underwriters."
       Please revise your "Use of Proceeds" disclosure on page 26 to be consistent with this disclosure.
 Haiping Hu
FirstName LastNameHaiping Hu
Global Internet of People, Inc.
Comapany NameGlobal Internet of People, Inc.
October 15, 2019
Page 2
October 15, 2019 Page 2
FirstName LastName
Risk Factors
Risks Related to Our Business
"Our executive officers, directors and affiliates own a significant percentage of our shares . . .", page 13

2. We note your disclosure that, "[a]s of September 30, 2019, our executive officers, directors and affiliates beneficially own approximately 62.04% of our outstanding
         Ordinary Shares." We also note your disclosure that you have applied to list your Ordinary Shares on the Nasdaq Capital Market. Please disclose whether you will be a "controlled company" following this offering under the applicable Nasdaq listing standard and, if so, whether you will use related exemptions to governance rules under those standards.
Capitalization, page 28

3.       Please revise to update the information as of June 30, 2019.
Dilution, page 29

4. Please revise to update the information as of June 30, 2019. Contingencies, page 44

5. Please include the "Tabular disclosure of contractual obligations" required by Item 5.F. of
         Form 20-F, or tell us why you do not believe you are required to do so.
        You may contact Anthony Watson at (202) 551-3318 or William Thompson at
(202) 551-
3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Jacqueline Kaufman at (202)
551-3797 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Ying Li